Exhibit 99.2

April 16, 2020

Dear Shareholders,

I hope this finds you all healthy and well.  In light of the recent COVID-19 situation, we updated you today on our business performance and, with this letter, I would also like to share some broader perspectives.

The current COVID-19 situation is, above all, a health crisis and a humanitarian call to action. As such, our top priority has been the health and wellbeing of Farfetchers, our boutique and brand partners, and our customers.

As such, we have temporarily closed the small number of retail locations we operate as well as our studios in Los Angeles.  In the case of our studios in Portugal, we have taken protective measures meeting or exceeding government guidelines and enhanced social distancing by dividing teams into rotating part-time shifts.

The vast majority of Farfetchers have been productively working from home, and I thank them for their incredible display of our tremendous ‘Todos Juntos’ culture (“we’re going through this together”) and for exemplifying all of our company values every single day as they have gone above and beyond to respond to, and do their best to anticipate, the evolving circumstances of the current situation.

As a result, throughout this situation, we have been able to safely continue serving our consumers and this industry we love without any material impact to our operations and supply chain to date.

Navigating the COVID-19 Crisis

When I launched Farfetch it was October 2008. Two weeks later, Lehman Brothers collapsed, triggering the avalanche which led to the Great Recession.

Through that challenging economic period, it became clear that Farfetch’s mission transcended being the global platform for luxury fashion, and that by connecting curators of fashion with consumers all around the world, we were enabling retailers to navigate those turbulent times in 2008 and 2009.

Farfetch’s business model and platform capabilities proved to be a positive force for the entire community.  This is our DNA.

Today, as I look across our organization and our broader community, I see that same platform DNA coming to life in an even more salient way.

Supply

We have built a very resilient business model from a supply and logistics perspective.

Farfetch collects merchandise from thousands of inventory points in more than 50 countries, which is delivered via a variety of routes to customers in 190 countries.

When a consumer sees a product on Farfetch, 85% of the time the product is available from multiple sellers, to be shipped from different locations, often from different countries.

This makes our model more durable than physical retail in the current situation, but also means we are well prepared to operate in this environment, in contrast to other luxury e-tailers, who are typically reliant on a small number of distribution centers.

We have, however, seen some disruptions to our supply-chain. For example, as I write this letter over 200 sellers are offline as they are unable to pick and pack their orders. Our algorithm is selecting alternative sellers for their SKUs or automatically switching off unavailable SKUs, and as such we have not seen a material impact to date, but this could change if more sellers are unable to pick and pack merchandise.

Our 3PL Fulfilment by Farfetch (“FbF”) centers in the United Kingdom, Italy, United States and China have remained operational as we have taken careful measures to meet or exceed government health guidelines. Should this situation change, and we find ourselves having to temporarily shut down our FbF warehouses, it would have a material impact on our business (although we would continue to deliver directly from our active sellers).

From a production standpoint, our studios have been photographing items at reduced capacity, with the Hong Kong studio having closed in January and February (and is now re-open at full capacity), and the Los Angeles facility now closed. The Portuguese studio (by far the largest) remains operational. Whereas these closures have not had a significant impact on our trading, if this situation worsens into next season, we could face a material impact.

Delays in the deliveries of Fall-Winter 2020 (“FW20”) merchandise due to manufacturing shutdowns will impact our sellers’ inventory levels. We expect to see delays in deliveries to boutiques, although we also expect e-concession channels such as our Marketplace to be prioritized by brands given the higher profitability vis-à-vis wholesale.

At present, we are confident there will be no material impact to NGG’s trading due to production shutdowns, with the biggest risk being retailers’ abilities to accept and remit payment for their FW20 orders.

All in all, there are several factors at play making it difficult to ascertain the impact at this time, and we will provide an update when we have more visibility.

Demand

While we see consistent demand in APAC and delivered strong growth for the group for first quarter 2020, the reality is that the data is still not sufficient to indicate how consumers might react to prolonged lockdowns or how consumer behavior will rebound once lockdown restrictions are relaxed.  In addition, we do not know how the economic effects will impact overall consumer spending.

I believe a primary contributor to the shrinkage in the luxury industry in 2020 will be the prolonged travel bans (and, even after these are lifted, it will take time until consumers travel the way they used to).

Luxury brands created a modus operandi so dependent on travel that inevitably there will be a decrease in demand driven by a mismatch between offline supply / retail network, and offline demand.

While I think this will accelerate the already clear trend of sales migrating to the online channel, in the short term it is unclear if this tailwind will be enough to mitigate any headwind from consumer sentiment. We, therefore, remain alert and have planned our business with a variety of scenarios.

Path to Profitability

Clearly the current environment is extremely difficult to predict, but we remain focused on our path to profitability and continue to target 2021 for Adjusted EBITDA profitability.

Based on the supply and demand trends we see today, and given our adoption of cost-saving initiatives that already produced great results in first quarter 2020, I am confident we will continue to navigate the trading conditions, adjust costs and investments accordingly, and keep focused and committed to the 2021 timeline for Adjusted EBITDA profitability.

#SupportBoutiques

True to our DNA, during this very difficult period, we have mobilized to support our community in a meaningful way.

Luxury is a delicate ecosystem. Small factories depend on small brands. These, in turn, primarily distribute their collections via wholesale channels, which is to say they depend on our boutiques for revenues, and also look to them to drive awareness of their labels (especially in the current landscape which has proven challenging for many department stores).

The Farfetch community includes more than 1,200 sellers – approximately 700 are primarily small boutiques and approximately 500 are direct e-concessions from brands, some of which are major labels, but the majority of which are also small businesses.  Our boutiques partners are located across more than 50 countries, and in aggregate, support 3,400 designer brands.

The luxury industry creates hundreds of thousands of jobs. Most importantly, many are skilled jobs which should be protected and preserved in the name of craftmanship.

In today’s environment, however, the majority of our boutiques cannot operate their physical shops, which is the right thing as the world navigates the very serious health implications of this pandemic, but could have a longer-term impact on the industry’s ecosystem.

Most of these boutiques are still permitted to fulfill online orders. Currently, for many of them, their revenues are principally derived from a single channel – Farfetch. As such, we have launched a comprehensive initiative called #SupportBoutiques to help these small businesses by:

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Driving incremental volume to their products through prominent placement in our marketing messages, social media, homepage, and visual merchandising – essentially driving customer engagement to the #SupportBoutiques cause, which has been very positively received

•	Lifting certain service level obligations and lowering other fees involved in using our platform
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When they cannot guarantee the safety of their staff, offering to move their inventory and fulfilling their orders from one of our Fulfilment by Farfetch facilities, and waiving our customary fees for such services

•	Providing assistance to them with guidelines and protective wear to ensure the safety of their employees

Luxury post-COVID-19

Over the course of my 20+ years in the luxury industry, I have seen firsthand that the $300 billion personal luxury goods industry is extremely resilient. According to industry sources, during the 2009 recession, the industry contracted 8%, but had a strong rebound in 2010 (+14%) to exceed the pre-recession levels of 2008.

Based on this, I believe that while luxury demand will likely shrink in 2020, the reduction will primarily result from two forces.

Industry estimates suggest 88% of luxury is purchased in physical stores, most of which are presently shut.

Second, and perhaps the most disruptive factor, luxury has built its modus operandi around travel shopping.

Take China. Industry sources indicate the Chinese consumer represented 35% of luxury consumption in 2019, and furthermore, what is unique to the luxury industry is that about 70% of their purchases were made while travelling. Based on this, they purchased ~$100 billion of personal luxury goods, of which ~$70 billion was bought while travelling outside of Mainland China.

Unable to travel, their demand will now need to be serviced domestically.

But here, luxury has another problem. The store networks in China are not sufficiently developed for all but a handful of brands. So, to the extent this new $70 billion of demand remains, it cannot be sufficiently serviced offline.

The online channel is therefore crucial for luxury to tap the repatriated China consumption.

We believe this same scenario applies to other key luxury markets, such as the Middle East, Brazil and Russia.

And this is the biggest challenge luxury brands and retailers will face, and where Farfetch, which operates with an unrivalled level of localization in all of these markets, can be an even more strategic partner.

As a result, I believe Farfetch is well positioned to continue gaining market share.

While the timeline for resuming ‘more normal’ activities is unclear, I believe COVID-19 will have a lasting impact on the luxury industry.

One of the biggest changes I foresee is the behavioral shift to online purchasing continuing as shoppers remain hesitant to visit stores.  On the supply-side, I expect the current situation will result in an overhaul of distribution channels with brands increasingly focused on digital e-concession models.

This is where I believe Farfetch will become a key structural component of this transformation.

We are the only direct-to-consumer platform that can connect physical inventories the brands currently have trapped in their vast store networks across Europe, the United States and Japan, to a global consumer base at scale, together with localized operations in China and key emerging markets.

Our solution for the industry is “out-of-the-box.”

Take Farfetch Platform Solutions, for example. We deployed the new Harrods.com website in 12 months from start to finish. As a result, while Harrods unfortunately remains closed, they can still service their clients globally, including those in China and the Middle East, which represent two of their largest markets.

Our Marketplace can be an even quicker solution for brands. In just a few months, sometimes weeks, we are able to have new brands or department stores connected and selling on our global Marketplace.

The current crisis also emphasizes the value of our retail innovation strategy around the Store of the Future (“SoF”). This incredibly powerful solution we first developed for Chanel will be attractive to other luxury brands, as they recognize the need to connect to their customers efficiently, inside and outside the store, uniting both experiences.

From a consumer perspective, I believe the current crisis will also accelerate certain trends that we had already identified. Consumers will be more attuned to companies that are doing the right thing for their communities and for the planet.

We have been very active on this front, and in April we launched carbon-offsetting for all deliveries and returns, which represents 85% of all our carbon emissions. As part of this concerted effort we are also making changes to reduce as fast as we can the remaining 15% of emissions.

This is only one example of the many initiatives launched as part of Positively Farfetch, a sustainability program which saw multiple initiatives launched in the past 12 months.

For example, we are proud of the fact that only on Farfetch can one easily browse the Positively Farfetch “Conscious Edit” and shop over 180 ethical brands (as rated independently by our Dream Assembly alum, Good on You).

Farfetch China

More than four years ago, we had the vision of building the “Luxury Gateway to China,” and began making significant investments into this market.

Today Farfetch has built a very hard to replicate set of capabilities in China:

•	Local data-center, linked via SDWAN with our other global datacenters in a disaster-recovery, Active-Active, state-of-the-art, design
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Local iOS, Android apps and WeChat mini-programs created by our Chinese engineers, with “extreme localization” in mind from phone-number-login, to AliPay and WeChat native payments, augmented reality extensions, etc.

•	Powering 80 luxury brands’ accounts and mini-programs on WeChat
•	Both cross-border and domestic logistics capabilities with leading delivery times, and
•	Local Marketing, Private Client and Customer Service teams

This investment uniquely positions us to help the brands reach Chinese luxury consumers with either their global or domestic inventories.

This will be absolutely paramount in the post-COVID19 luxury world. As I mentioned before, the sudden repatriation of billions of dollars of Chinese demand cannot be adequately serviced offline, which means exposure to Farfetch China will continue to be absolutely strategic for our brand and retail partners.

And we’re seeing the results of this strategic investment already in an incredibly powerful way:

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GTV (“Gross Transaction Value”) from the China region grew faster than the overall marketplace throughout the crisis to date.  From February 1, 2020, the China region growth rates have accelerated to be growing faster than all of 2019.

•	App downloads have grown exponentially through the crisis (as per the chart below).

In certain weeks during first quarter 2020, China jumped to become our #1 market, surpassing the United States for the first time.

Farfetch long-term vision post-COVID-19

While in the short term our focus will always be the health and wellbeing of our employees and our community, as well as the protection of the industry we love by supporting boutiques and smaller brands who are more vulnerable to the current economic crisis, we must also look at the long term and ask ourselves what are the implications of this crisis on our strategy.

Our mission has not changed – we want to be the Global Platform for Luxury Fashion, and enable a $300 billion market set to grow online penetration from 12% in 2019, to 25% by 2025, based on pre-COVID-19 industry estimates.

I believe the current situation may serve to further accelerate the secular shift to online with current store closures and travel restrictions driving customers to increase their online shopping.

Moreover, I believe the restrictions on travel will force the repatriation of consumption not only in China, but also in Japan, Russia, Brazil and the Middle East, which means our retailers and brands will benefit from our strong presence with local offices and localized experiences in all of these markets.

The investments we have made in our platform over the past 11 years to provide an end to end B2C marketplace solution, complemented with a full suite of enterprise solutions offered by Farfetch Platform Solutions including SoF, position Farfetch as a leading strategic partner to navigate the current crisis.

In the long-term, once the world overcomes this extremely painful moment, luxury will re-emerge transformed in a variety of ways.

I believe that Farfetch is structurally positioned to be the digital partner of choice for Luxury brands and retailers to build the future of this industry, and this is why we will continue to pursue the same long-term strategy with even stronger confidence in our strategy and our mission.

Wishing everyone the best of health,

José Neves

Founder and CEO

Forward Looking Statements

This letter contains forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. All statements contained in this letter that do not relate to matters of historical fact should be considered forward-looking statements, including, without limitation, statements regarding the impact of the COVID-19 pandemic on our operations and supply chain and the broader luxury industry, as well as statements that include the words “expect,” “intend,” “plan,” “believe,” “project,” “forecast,” “estimate,” “may,” “should,” “anticipate” and similar statements of a future or forward-looking nature. These forward-looking statements are based on management’s current expectations. These statements are neither promises nor guarantees, but involve known and unknown risks, uncertainties and other important factors that may cause actual results, performance or achievements to be materially different from any future results, performance or achievements expressed or implied by the forward-looking statements, including, but not limited to: purchasers of luxury products may not choose to shop online in sufficient numbers; our ability to generate sufficient revenue to be profitable or to generate positive cash flow on a sustained basis; the volatility and difficulty in predicting the luxury fashion industry; our reliance on a limited number of retailers and brands for the supply of products on our Marketplace; our reliance on retailers and brands to anticipate, identify and respond quickly to new and changing fashion trends, consumer preferences and other factors; our reliance on retailers and brands to make products available to our consumers on our Marketplace and to set their own prices for such products; fluctuation in foreign exchange rates; our reliance on information technologies and our ability to adapt to technological developments; our ability to acquire or retain consumers and to promote and sustain the Farfetch brand; our ability or the ability of third parties to protect our sites, networks and systems against security breaches, or otherwise to protect our confidential information; our ability to successfully launch and monetize new and innovative technology; our acquisition and integration of other companies or technologies, for example, Stadium Goods and New Guards, could divert management’s attention and otherwise disrupt our operations and harm our operating results; we may be unsuccessful in integrating any acquired businesses or realizing any anticipated benefits of such acquisitions; our dependence on highly skilled personnel, including our senior management, data scientists and technology professionals, and our ability to hire, retain and motivate qualified personnel; our ability to successfully implement our business plan during a global economic downturn caused by the COVID-19 pandemic that may impact the demand for our products and services or have a material adverse impact on our or our business partners’ financial condition and results of operations; José Neves, our chief executive officer, has considerable influence over important corporate matters due to his ownership of us, and our dual-class voting structure will limit your ability to influence corporate matters, including a change of control; and the other important factors discussed under the caption “Risk Factors” in our Annual Report on Form 20-F filed with the U.S. Securities and Exchange Commission (“SEC”) for the fiscal year ended December 31, 2019, as such factors may be updated from time to time in our other filings with the SEC, which are accessible on the SEC’s website at www.sec.gov and on our website at http://farfetchinvestors.com. In addition, we operate in a very competitive and rapidly changing environment. New risks emerge from time to time. It is not possible for our management to predict all risks, nor can we assess the impact of all factors on our business or the extent to which any factor, or combination of factors, may cause actual results to differ materially from those contained in any forward-looking statements that we may make. In light of these risks, uncertainties and assumptions, the forward-looking events and circumstances discussed in this letter are inherently uncertain and may not occur, and actual results could differ materially and adversely from those anticipated or implied in the forward-looking statements. Accordingly, you should not rely upon forward-looking statements as predictions of future events. In addition, the forward-looking statements made in this letter relate only to events or information as of the date on which the statements are made in this letter. Except as required by law, we undertake no obligation to update or revise publicly any forward-looking statements, whether as a result of new information, future events or otherwise, after the date on which the statements are made or to reflect the occurrence of unanticipated events.